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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47779

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTBOURNE INVESTMENTS, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 COLONIAL PLACE 2101 WILSON BOULEVARD, SUITE 525
(No. and Street)

ARLINGTON (City) VIRGINIA (State) 22201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILFRED GOODWYN, CHAIRMAN & CEO (703) 294-6880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOZA ASSOCIATES, P.C.
(Name – *if individual, state last, first, middle name*)

7535 LITTLE RIVER TURNPIKE, SUITE 203 (Address) ANNANDALE, (City) VIRGINIA (State) 22003 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, WILFRED GOODWYN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTBOURNE INVESTMENTS, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman, CEO & CCO

Title

Notary Public 2-23-05


MY
COMMISSION
EXPIRES
12/31/06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS
INCLUDING SCHEDULE 1 - COMPUTATION
OF NET CAPITAL

WESTBOURNE INVESTMENTS, INC.

December 31, 2004 and 2003

Table of Contents



Soza Associates, P.C.
Certified Public Accountants
Count on Smarter Solutions

Report of Independent Certified Public Accountants

Board of Directors
Westbourne Investments, Inc.

We have audited the accompanying statements of financial condition of Westbourne Investments, Inc. as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of Westbourne Investments, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Soza associates, P.C.

Annandale, Virginia
January 17, 2005

7535 Little River Turnpike, Suite 203, Annandale, VA 22003 ◦ Tel: 703 813 1915 ◦ Fax: 703.813.5908 ◦ www.sozacpa.com

Westbourne Investments, Inc.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

ASSETS

	2004	2003
Cash and cash equivalents	$ 80,835	$ 82,413
Employee advances	-	200
Rent receivable	-	260
Prepaid parking	210	-
Prepaid NASD fees	2,210	1,420
Prepaid insurance	8,269	16,098
Furniture and equipment, at cost, less accumulated depreciation and amortization of $20,005 in 2004 and $30,604 in 2003	6,851	4,599
Due from Westbourne Associates, Inc.	-	13,967
Deposits	7,764	7,764
Deferred tax asset	500	-
Total assets	$106,639	$126,721

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Accounts payable, accrued payroll, and other liabilities	$ 16,618	$ 28,589
Deferred income taxes payable	-	700
Rent deposit payable	1,473	1,473
Total liabilities	18,091	30,762
Stockholders' equity		
Common stock - authorized, 1,000 shares of $.01 par value; issued and outstanding 79 shares	1	1
Additional contributed capital	42,499	42,499
Retained earnings	46,048	53,459
Total stockholders' equity	88,548	95,959
Total liabilities and stockholders' equity	$106,639	$126,721

The accompanying notes are an integral part of these financial statements.

Westbourne Investments, Inc.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2004 and 2003

	2004	2003
REVENUES		
Management fees	$535,303	$549,742
Commissions	14,923	9,464
Interest and dividends	248	1,126
Total revenues	550,474	560,332
EXPENSES		
Employee compensation and benefits	420,628	447,214
Occupancy and related costs	34,329	47,306
Depreciation and amortization	3,138	3,254
General and administrative	73,628	75,973
Interest	12	8
Total expenses	531,735	573,755
Earnings (loss) before income taxes	18,739	(13,423)
PROVISION FOR INCOME TAXES		
Deferred tax expense (benefit)	(1,200)	700
Income tax expense (benefit)	7,600	(10,713)
Total provision for income taxes	6,400	(10,013)
Net earnings (loss)	$ 12,339	$ (3,410)

The accompanying notes are an integral part of these financial statements.

Westbourne Investments, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2004 and 2003

	Issued Common Shares	Par Value of Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance at January 1, 2003	85	$1	$42,499	$ 56,869	$ 99,369
Net loss - 2003	-	-	-	(3,410)	(3,410)
Cancellation of common shares	(6)	-	-	-	-
Balance at December 31, 2003	79	1	42,499	53,459	95,959
Dividends paid	-	-	-	(19,750)	(19,750)
Net earnings - 2004	-	-	-	12,339	12,339
Balance at December 31, 2004	79	$1	$42,499	$ 46,048	$ 88,548

The accompanying notes are an integral part of these financial statements.

Westbourne Investments, Inc.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004 and 2003

	2004	2003
Increase (Decrease) In Cash And Cash Equivalents		
Cash flows from operating activities:		
Net earnings (loss)	$ 12,339	$ (3,410)
Adjustments to reconcile net earnings (loss) to cash provided by operating activities:		
Depreciation and amortization	3,138	3,254
Deferred income taxes	(1,200)	700
Change in assets and liabilities:		
Decrease (increase) in income tax receivable	-	1,500
Increase in rent receivable	260	(260)
Increase in employee advances	200	(200)
Decrease (increase) in prepaid expenses	6,830	(6,942)
Increase in due from Westbourne Associates, Inc.	13,967	(13,369)
Decrease in deposits	-	4,475
Increase in accounts payable and accrued payroll	(11,972)	2,582
Increase in rent deposit payable	-	1,473
	11,223	(6,787)
Net cash provided by (used in) operating activities	23,562	(10,197)
Cash flows from investing activities:		
Purchase of property and equipment	(5,390)	(2,431)
Cash flows from financing activities:		
Dividends paid	(19,750)	-
Net decrease in cash and cash equivalents	(1,578)	(12,628)
Cash at beginning of year	82,413	95,041
Cash at end of year	$ 80,835	$ 82,413
Supplemental disclosures:		
Cash paid during the year for:		
Interest	$ -	$ 287
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

Westbourne Investments, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE A - BUSINESS

Westbourne Investments, Inc. (the "Company") is engaged primarily in investment management services and sales of variable annuity contracts. The majority of the accounts serviced are individual portfolios and portfolios of retirement programs such as 401(k) plans. The Company is a registered broker-dealer and investment advisor. The Company does not handle customers' funds or securities.

The Company is a majority-owned subsidiary of Westbourne Associates, Inc.

NOTE B - BASIS OF ACCOUNTING

Accounts are reported on the accrual basis in accordance with accounting principles generally accepted in the United States of America. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Trading securities are recorded at market; unrealized gains or losses are included in the determination of net earnings. Realized gains or losses are reported in earnings based on purchase price of the specific security sold. Management fees are reported as revenues when earned. Commissions from sales of annuity contracts are recorded as income when the Company is informed by the various issuers that the commissions are earned. Depreciation and amortization are provided in amounts sufficient to recover cost over estimated service lives of 2 to 7 years using the straight-line method. Certain charges to earnings and items of income differ as to timing from those reported for tax purposes. The tax effects of these differences are recorded as deferred income taxes. Current deferred income taxes result primarily from reporting taxable income on the cash basis of accounting which gives rise to temporary differences between the financial statements and the tax return. The parent company filed a consolidated income tax return in 2002 and 2003 and the parent company intends to consolidate the company in its return for 2004. Net earnings equaled comprehensive income.

Westbourne Investments, Inc.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2004 and 2003

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost and consists of the following:

	2004	2003
Computer and equipment	$16,008	$23,117
Furniture	10,848	12,086
Software	-	642
	26,856	35,845
Less accumulated depreciation	20,005	31,246
	$ 6,851	$ 4,599

NOTE D - RETIREMENT PLAN

The Company sponsors a Simplified Employee Pension Plan (SEP) for the benefit of all employees. The Company makes discretionary contributions to the Plan. The Company has not made, nor indicated a contribution for the years ended December 31, 2004 and 2003.

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

The Company subleases office space under an operating lease expiring in 2005. The Company remitted a cash security deposit in the amount of $4,464 for the office space sublease. The current minimum base rent is $4,464 per month. Rent expense for the years ended December 31, 2004 and 2003 totaled $54,412 and $47,306, respectively. The minimum rental commitments under the operating lease are as follows:

Year Ending December 31,

2005 - 4 months	$18,570
Total	$18,570

The Company sub-leases part of this office space under an operating lease expiring in 2005. The Company received a cash security deposit in the amount of $1,473. The current base rent the company receives is $1,473 monthly.

Westbourne Investments, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company maintains net capital in excess of its required minimum and makes necessary changes as needed to correct any deficiencies to minimum net capital requirements.

The Company qualifies for exemption from SEC Rule 15c3-3 because it limits activity to the investment advisory business and sales and servicing of variable annuities contracts within the restrictions of NASD Reg. Sec. 240.15c3-1. The Company operates pursuant to SEC Rule 17 with respect to the preservation of records.

The Company adopted a resolution to retain FOCUS capital of not less than $50,000 nor more than $80,000 by unanimous consent of Directors on September 30, 2004.

NOTE G - CONCENTRATION OF CREDIT RISK

The company maintains a cash balance at a financial institution, and a money market account at a brokerage. The cash balance is at an institution insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The money market account is not insured by FDIC.

SUPPLEMENTAL INFORMATION



Soza
Associates, P.C.
Certified Public Accountants
Count on Smarter Solutions

Independent Auditors' Report on Internal Control Structure
Required by SEC Rule 17a-5

Board of Directors
Westbourne Investments, Inc.

In planning and performing our audit of the financial statements of Westbourne Investments, Inc., (the Company) for the year ended December 31, 2004, we consider its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Security and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company, in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

7535 Little River Turnpike, Suite 203, Annandale, VA 22003 ◦ Tel: 703 813 1915 ◦ Fax: 703.813.5908 ◦ www.sozacpa.com

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and proceedings were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Soza Associates, P.C.

Annandale, Virginia
January 17, 2005

Westbourne Investments, Inc.
FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA
Broker or Dealer as of December 31, 2004

COMPUTATION OF NET CAPITAL	
1.Total ownership equity from statement of financial condition	$ 88,548
2. Deduct ownership equity not allowed for net capital	-
3. Total ownership equity qualified for net capital	88,548
4. Add	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
B. Other (deductions) one allowable credit	-
5. Total capital and allowable subordinated liabilities	88,548
6. Deductions and/or changes:	
A. Total non-allowable assets from statement of financial condition	(25,804)
B. Secured demand note deficiency	-
C. Commodity futures contracts and spot commodities proprietary capital charges	-
D. Other deductions and/or changes	(25,804)
7. Other additions and/or allowable credits (list)	-
8. Net capital before haircuts on security positions	62,744
9. Haircuts on securities (computed where applicable pursuant to 15c3-1(f)):	-
A. Contractual securities commitments	-
B. Subordinated securities borrowings	-
C. Trading and investment securities:	
1. Exempted securities	-
2. Debt securities	-
3. Options	-
4. Other securities - 2% of brokerage including money market	(954)
D. Undue concentration	-
E. Other (list)	(954)
10. Net capital	$ 61,790

Equipment (net)	$ 6,851
Prepaid expenses	10,689
NASD stock deposit	3,300
Rent deposit	4,464
Deferred income taxes	500
Total	$ 25,804

Schwab 3809	$ 47,719
Total	$ 47,719

2% of total brokerage	954

The information above agrees to the financial data reflected in the accompanying audited financial statements and consequently there were no differences between the information on this schedule and the audited financial statements.